June 15, 2015

Via EDGAR and Courier Service

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3720

Attention:	Amanda Ravitz
Heather Percival
Kristen Lochhead
Gary Todd

Re:	Invuity, Inc.
Post-Effective Amendment No. 1 to Registration Statement on Form S-1
Filed June 12, 2015
File No. 333-203505

Ladies and Gentlemen:

On behalf of our client, Invuity, Inc. (the “Company”), we submit this letter in response to verbal comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received during teleconferences on June 13, 2015 and June 14, 2015, relating to the above referenced Post-Effective Amendment No. 1 to Registration Statement on Form S-1 (the “Registration Statement”).

As an introductory matter, the Company respectfully provides the following general background.

In August 2014, the Company entered into an agreement with a distributor, a new customer (the “Customer”), for the sale of the Company’s devices to military hospitals. The U.S. government requires all sales to its facilities to go through Distributing And Pricing Agreements (“DAPA”)-approved distributors, and this Customer is the Company’s only DAPA-approved distributor as of December 31, 2014 and in 2015 to date. The Company invoiced the Customer for approximately $302,000 and $42,000, net of sales tax, in December 2014 and during the three months ended March 31, 2015, respectively, out of which latter amount the Company has collected approximately $16,000 during the three months ending June 30, 2015. In connection with the Company’s preliminary financial results for its monthly close as of May 31, 2015, the Company noted that the Customer had a receivable balance that had aged more than 150 days and that was more than 90 days past the due date. The Company’s policy is to evaluate a past due amount to determine if a provision for bad debt should be recorded for the related receivable and to record an allowance for bad debts for any invoices more than 90 days past due. As of May 31, 2015, the invoices issued in December 2014 from the Customer fell into this category. The Company has a history of successfully collecting substantially all of its accounts receivable balances due from its customers, including from its previous DAPA-approved distributor. The Company did not have any write-offs relating to uncollectible accounts receivable for the years ended December 31, 2013 and 2014. The Company has written off $84,000 (unaudited) as uncollectible accounts receivable to the allowance for doubtful accounts during the three months ended March 31, 2015, none of which related to the Customer. From January 1, 2013 through March 31, 2015, approximately 0.4% of the Company’s

Securities and Exchange Commission

June 15, 2015

revenue has been written off as uncollectible. When the Company entered into the agreement with the Customer, the Company did not anticipate having any collectibility issues based on the Company’s history of successful collections and the factors listed in response to the Staff’s comment #3 below. However, management of the Company has subsequently determined that the Company should not have recognized revenue for the invoices delivered to this Customer because the Company lacked sufficient evidence of collectibility of invoices raised to this specific Customer.

The Company respectfully submits the following responses to the Staff’s questions.

1.         In response to the Staff’s comment as to whether the Company believes the issue with the Customer is material to the Company, the Company respectfully submits that it does not believe it is material. Based on the Company’s evaluation of the SEC’s guidance on materiality as set forth in SEC Staff Accounting Bulletin No. 99 (Topic 1.M) Materiality, the Company considered all relevant quantitative and qualitative factors and determined that the overall impact of the revenue recognition error is not of such significance that a reasonable person relying upon the financial statements could have been influenced by the correction of the error. The Company believes that investors are primarily concerned with the growth in the Company’s revenue, the improvement of its gross margins and its overall cash flow. While revenue was impacted, the impact was only approximately 2% of total revenue and approximately 1% of net loss for 2014 and less than 1% of total revenue and net loss for the three months ended March 31, 2015. Accordingly, the Company does not believe that the impact of the revenue recognition error is material to its financial statements for 2014 or for the three months ended March 31, 2015.

2.         In response to the Staff’s comment as to when the Company first became aware of the issue, how the Company evaluated the accounts receivable as of March 31, 2015 and how it has applied its policy about allowances for doubtful accounts to this issue, the Company respectfully submits that it became aware of the revenue recognition error the evening of June 11, 2015, after the effectiveness of the Company’s Registration Statement at 5:00 p.m. Eastern Time (the “Effective Time”). The Company had been monitoring the collectibility of the aging accounts receivable from the Customer since it became due in early March 2015 in accordance with the Company’s accounts receivable policy. As of March 31, 2015, the accounts receivable from the December 2014 invoices for the Customer were overdue but only by approximately 30 days, and in compliance with its policy, the Company did not believe an allowance for doubtful accounts was necessary at such time. As the Company completed its review of its financial statements as of May 31, 2015, at which time the accounts receivable due from the Customer was 90 days past due, management of the Company initially determined that the Company may need to record an allowance for such doubtful accounts for the financial quarter ending June 30, 2015 if the accounts receivable remained outstanding at such time.

Management of the Company informed its advisors and underwriters of the outstanding accounts receivable with the Customer in connection with a bring down diligence call that occurred on June 11, 2015 at 11:30 a.m. (the “Diligence Call”). However, during the Diligence Call, the Company was not aware that such outstanding accounts receivable balance was related to a revenue recognition error. Following the Effective Time, based on further review and subsequent diligence regarding the sufficiency of the evidence of collectibility for the Customer, management determined that the Company should not have recognized revenue from the sales transactions entered into with the Customer in 2014 or during the three months ended March 31, 2015. In order to provide disclosure to investors of the potential impact on the financial statements for the fiscal quarter ending June 30, 2015 if this accounts receivable balance is not collected by June 30, 2015, the Company elected to suspend commencement of trading of its common stock on the Nasdaq Global Market and immediately filed a post-effective amendment to its registration statement on June 12, 2015 to add the disclosures about this issue on pages 7 and 16 of the Registration Statement.

Securities and Exchange Commission

June 15, 2015

3.         In connection with the Staff’s comment regarding why the Company recognized revenue from this Customer if the Company is still learning about the buying patterns of military customers, the Company respectfully submits that the Company recognized revenue from sales to this Customer because of the Company’s successful experience working with its prior DAPA-approved distributor, the reputation of the Customer’s other customers, the likelihood of payments by the military to DAPA-approved distributors, the Company’s confidence in the government’s vetting process for a company to become a DAPA-approved distributor, the broad experience of the Customer’s management team with government agreements including with government hospitals and the Company’s familiarity with the principals of the Customer. Based on the Company’s experience, payments from distributors working with military hospitals may result in a lengthier payment process than with the Company’s other customers, but the Company had always collected the accounts receivable balances due from the its prior DAPA-approved distributor, and the Company assumed it would be able to do so with the Customer for the reasons cited above. While the Company’s experience with its prior DAPA-distributor suggested that DAPA-approved distributors are a reliable credit risk, the Company’s lack of sufficient evidence of collectibility of receivables from this particular distributor has led the Company to believe that it should not have recognized revenue from this Customer without additional evidence of collectibility beyond the factors listed above. Given that this is the Company’s only current distributor relationship and has no prior history with the Customer, the Company believes its experience with this Customer is a unique, isolated event.

4.         In response to the Staff’s comment whether there will be a significant impact on revenue in future periods if the Company is not making further sales to the Customer until it pays its outstanding accounts receivable, the Company respectfully informs the Staff that the Company does not believe its revenue will be impacted significantly. As discussed above in response to the Staff’s comments, the Company has worked successfully with another DAPA-distributor in the past and could replace the Customer with a different DAPA-approved distributor. In addition, sales to military hospitals through distributors accounted for less than 4% of the Company’s total revenue in 2014, and the Company anticipates that such sales will be an even lower percentage of the Company’s estimated total revenue in 2015.

5.         In response to the Staff’s comment whether disclosure about this situation should be added in the risk factor regarding internal control over financial reporting, the Company respectfully submits that following discussion with the audit committee of the Company, management does not believe that the error in revenue recognition resulted in a material weakness because it is an isolated event and does not involve a material amount and hence is not necessary to include in the internal control risk factor.

6.         In response to the Staff’s comment to consider inserting a risk factor about collection of accounts receivable, the Company respectfully submits that it does not believe such a risk factor is necessary because the Company has a history of successful collections from its customers. The Company’s allowance for doubtful accounts balance was $11,000, $98,000 and $42,000 (unaudited) as of December 31, 2013 and 2014 and March 31, 2015, respectively, which represented 0%, 0.6% and 0.6%, respectively, of the Company’s total revenue for such periods. Furthermore, the Company did not have any write-offs relating to uncollectible accounts receivable for the years ended December 31, 2013 and 2014 and the Company has written off only $84,000 (unaudited) as uncollectible accounts receivable to the allowance for doubtful accounts during the three months ended March 31, 2015. From January 1, 2013 through March 31, 2015, approximately 0.4% of the Company’s total revenue has been written off as uncollectible. The Company believes the age of the accounts receivable is an isolated event related to DAPA-related sales and does not warrant a general risk factor regarding collection of accounts receivable. Moreover, the Company continues to expect that it will collect the Customer’s accounts receivable amount.

Securities and Exchange Commission

June 15, 2015

7.         In response to the Staff’s comment as to whether the Company’s outstanding loans are affected if they are secured by the Company’s accounts receivable, the Company respectfully informs the Staff that the Company’s term loan agreement with Healthcare Royalty Partners is not secured by the Company’s accounts receivable. In addition, the Company has not drawn down any funds from its loan agreement with Silicon Valley Bank, which is secured by among other things, the Company’s accounts receivable.

8.         In response to the Staff’s comment as to whether the Company intends to correct the error in revenue recognition in the financial statements for the quarter ending June 30, 2015 and whether such correction would be material for such quarter, the Company respectfully submits to the Staff that the Company does not believe the correction of the error, by reducing total revenue in the quarter ending June 30, 2015, would be material to the expected results of operations for the quarter ending June 30, 2015 and the year ending December 31, 2015 for the reasons cited in response to the Staff’s comment #1 above regarding materiality. As a result, the Company respectfully confirms to the Staff that if the accounts receivable balance from the Customer is not collected by June 30, 2015, the Company would reduce the total revenue for the quarter ending June 30, 2015 by the amount of the Customer’s outstanding receivable, net of sales tax.

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Securities and Exchange Commission

June 15, 2015

Please direct any questions with respect to the Company’s responses or the revised draft of the Registration Statement to me at (650) 565-3765 or aspinner@wsgr.com, or to my colleague, Steven E. Bochner, at (650) 354-4110 or sbochner@wsgr.com.

Sincerely,

WILSON SONSINI GOODRICH & ROSATI
Professional Corporation

/s/ Allison B. Spinner

Allison B. Spinner

cc:	Philip Sawyer
Brett Robertson
Invuity, Inc.

Steven E. Bochner
Wilson Sonsini Goodrich & Rosati, P.C.

B. Shayne Kennedy
Drew Capurro
Latham & Watkins LLP

Edward Jackson
PricewaterhouseCoopers LLP